Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Third Quarter 2006 Results

Toronto, Ontario (October 12, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the third quarter of 2006. Comparative figures relate to the three- and nine-month periods ended August 31, 2006, and to the three- and nine-month periods ended August 31, 2005. All dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

At August 31, 2006, our cash and cash equivalents, restricted cash, and marketable securities held to maturity totaled $25.6 million, compared with $85.2 million at November 30, 2005.

As of October 1, 2006, the outstanding principal balance of our convertible notes has been reduced to US$10.0 million. Beginning September 1, 2006, we have been required, under the terms of the convertible notes, to maintain a balance of cash, including restricted cash, and marketable securities equal to 110% of the convertible notes outstanding. We have satisfied this cash test at all times since it came into effect.


The loss for the third quarter of 2006 was $14.6 million, or $0.15 per share, compared to a loss of $24.1 million, or $0.30 per share, in the third quarter of 2005. For the nine months ended August 31, 2006, the loss was $56.3 million, or $0.64 per share, compared to a loss of $69.0 million, or $0.87 per share, for the comparable period in 2005. The loss has decreased as a result of a reduction in the costs associated with our phase III clinical programs and has been partially offset by expenses associated with the senior convertible notes. The difference between cash used in operations and our accounting loss includes such non-cash items as stock option grant expense, amortization expense, accretion and amortization of costs associated with the senior convertible notes payable, offset by payment of accrued expenses related to our recently completed phase III clinical trials.


Research and development expenditures were $7.4 million in the third quarter of 2006, compared to $17.2 million in the third quarter of 2005. For the nine months ended August 31, 2006, these expenditures were $29.8 million, compared to $54.7 million for the comparable period in 2005. The majority of the decrease in our R&D expense for the three months and nine months ended August 31, 2006, when compared with the same periods in 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

General and administration expenditures were $3.8 million for the third quarter of 2006, compared to $5.2 million for the third quarter of 2005. For the nine months ended August 31, 2006, these expenditures were $14.3 million, compared to $16.6 million for the comparable period in 2005.


                                     -more-

                                                     ...page 2, October 12, 2006

Highlights

   o On September 13, 2006, new data were presented from the 2,400-patient ACCLAIM trial of our Celacade technology in chronic heart failure that showed the average days spent in hospital for cardiovascular cause was reduced by 32% in a prime heart failure target population, consisting of New York Heart Association (NYHA) Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, and Class II patients with ischemic heart failure (n=1,305 patients, p=0.01). The results were presented by Guillermo Torre-Amione, MD, PhD, at the 10th Annual Scientific Meeting of the Heart Failure Society of America (HFSA) in Seattle, Washington. Chronic heart failure is estimated to cost the healthcare system $25 billion annually in the U.S., and recurring hospitalizations are the major cost driver.

   o On September 3, 2006, Dr. Torre-Amione also presented new ACCLAIM data at a late-breaking clinical trial Hot Line Session of the World Congress of Cardiology 2006 (WCC) in Barcelona, Spain. In a combined analysis of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as Class II patients with ischemic etiology, Celacade demonstrated a 31% reduction in the risk of death or first cardiovascular hospitalization compared to placebo (n=1,305 patients, 391 events, p=0.0003). New data also showed that Celacade significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02). As previously reported, in the subgroup of patients with NYHA Class II heart failure at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003).

   o Consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (n=2,400 patients, p=0.04). Celacade was also shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.

As previously announced, a conference call and audio web cast will be conducted on October 12, 2006, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-6130 or 1-800-766-6630, ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-641-2135 or 1-800-293-6441, pin code: 2017, and will also be available at www.vasogen.com.


About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

                                     -more-

                                                    ....page 3, October 12, 2006



Certain statements in this press release and upcoming conference call and webcast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.


The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for Vasogen's third quarter 2006 results are accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.


Financial tables are provided below.

                                     -more-


                                                                                  ....page 4, October 12, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                               August 31,         November 30,
                                                                                     2006                 2005
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)

Assets

Current assets:
     Cash and cash equivalents                                              $      14,566        $      50,521
     Marketable securities                                                              -               22,999
     Clinical supplies                                                              1,211                1,862
     Tax credits recoverable                                                        1,288                1,130
     Prepaid expenses and deposits                                                    801                1,623
     Accrued gain on forward exchange contracts                                         -                  703
     ----------------------------------------------------------------------------------------------------------
                                                                                   17,866               78,838

Restricted cash                                                                    11,053               11,701
Property and equipment                                                                889                1,121
Acquired technology                                                                   316                  506
Deferred financing costs                                                              489                2,645

---------------------------------------------------------------------------------------------------------------
                                                                            $      30,613        $      94,811
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $       3,712        $       5,733
     Accrued liabilities                                                            7,488               20,554
     Current portion of senior convertible notes payable                           14,413               16,659
     Accrued loss on forward exchange contracts                                         -                  763
---------------------------------------------------------------------------------------------------------------
                                                                                   25,613               43,709

Senior convertible notes payable                                                        -               18,795

Shareholders' equity:
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              101,435,584 common shares
                (November 30, 2005 - 82,255,374)                                  320,418              295,007
     Stock options                                                                 10,455                8,466
     Equity component of senior convertible notes payable                           2,957                7,985
     Warrants                                                                       6,211                5,345
     Contributed surplus                                                            6,309                  223
     Deficit                                                                     (341,350)            (284,719)
     ----------------------------------------------------------------------------------------------------------
                                                                                    5,000               32,307

---------------------------------------------------------------------------------------------------------------
                                                                            $      30,613        $      94,811
---------------------------------------------------------------------------------------------------------------

                                                     -more-

                                                                                   ....page 5, October 12, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit (In thousands of
Canadian dollars, except per share amounts) (Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                               Three months ended             Nine months ended        1987 to
                                                   August 31,                    August 31,         August 31,
                                               2006          2005            2006          2005           2006
---------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development           $     7,360   $    17,217     $    29,773   $    54,698    $   225,722
     General and administration               3,800         5,213          14,290        16,585        100,211
     Foreign exchange loss (gain)               (12)        2,243             160          (573)         9,049
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                  (11,148)      (24,673)        (44,223)      (70,710)      (334,982)

Interest expense on senior convertible
   notes payable                               (116)            -            (903)            -         (1,247)

Accretion in carrying value of senior
   convertible notes payable                 (1,727)            -          (6,633)            -         (8,375)

Amortization of deferred financing costs       (577)            -          (2,157)            -         (2,565)

Loss on debt extinguishment                  (1,407)            -          (4,101)            -         (4,101)

Investment income                               409           604           1,681         1,672         11,725
---------------------------------------------------------------------------------------------------------------

Loss for the period                         (14,566)      (24,069)        (56,336)      (69,038)      (339,545)

Deficit, beginning of period:
     As originally reported                (326,784)     (236,640)       (284,719)     (187,665)        (1,510)
     Change in accounting for
       stock-based compensation                   -             -               -        (4,006)             -
     ----------------------------------------------------------------------------------------------------------
     As restated                           (326,784)     (236,640)       (284,719)     (191,671)        (1,510)

Charge for acceleration payments
   on equity component of senior
   convertible notes payable                      -             -            (295)            -           (295)

---------------------------------------------------------------------------------------------------------------
Deficit, end of period                  $  (341,350)  $  (260,709)    $  (341,350)  $  (260,709)   $  (341,350)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share        $     (0.15)  $     (0.30)    $    (0.64)   $     (0.87)

---------------------------------------------------------------------------------------------------------------


                                                     -more-

                                                                                   ....page 6, October 12, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                              Three months ended              Nine months ended        1987 to
                                                   August 31,                    August 31,         August 31,
                                               2006         2005             2006          2005           2006
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period               $  (14,566)    $  (24,069)     $  (56,336)    $  (69,038)   $  (339,545)
     Items not involving cash:
         Amortization                         146            150             444            439          5,319
         Accretion in carrying value of
           senior convertible notes
           payable                          1,727              -           6,633              -          8,375
         Amortization of deferred
           financing costs                    577              -           2,157              -          2,565
         Loss on debt extinguishment        1,407              -           4,101              -          4,101
         Foreign exchange loss (gain)        (121)         2,926             585             54          9,627
         Stock-based compensation             774            922           2,456          2,389         10,963
         Services provided for
           common shares                       28              -              28              -          2,477
         Other                                  -              -               -              -            (35)
     Change in non-cash operating
       working capital                     (5,184)         2,664         (13,832)        14,569          7,812
     ----------------------------------------------------------------------------------------------------------

                                          (15,212)       (17,407)        (53,764)       (51,587)      (288,341)

Financing:
     Shares issued for cash                     -              -               -         52,502        285,907
     Warrants and options exercised
       for cash                                 -            160               -            627         24,610
     Share issue costs                       (160)             -            (160)        (3,720)       (21,145)
     Issue (repayment) on convertible
       debt, net                           (1,695)             -          (3,810)             -         39,630
     Restricted cash                          (38)             -             648              -        (11,053)
     Cash payment on acceleration
       warrants exercise price                  -              -             (49)             -            (49)
     Payable to related parties                 -              -               -              -           (262)
     ----------------------------------------------------------------------------------------------------------
                                           (1,893)           160          (3,371)        49,409        317,638

Investments:
     Increase in property and equipment       (10)          (148)            (24)          (462)        (2,417)
     Increase in acquired technology            -              -               -              -         (1,283)
     Purchases of marketable
       securities                               -              -             (80)             -       (244,846)
     Settlement of forward exchange
       contracts                                -            428            (259)        (4,602)        (4,991)
     Maturities of marketable securities        -              -          22,877         67,651        240,475
     ----------------------------------------------------------------------------------------------------------
                                              (10)           280          22,514         62,587        (13,062)

Foreign exchange gain (loss) on cash
   and cash equivalents held in foreign
   currency                                   205         (3,544)         (1,334)          (672)        (1,669)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash
   and cash equivalents                   (16,910)       (20,511)        (35,955)        59,737         14,566

Cash and cash equivalents,
   beginning of period                     31,476         85,584          50,521          5,336              -
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                       $   14,566     $   65,073      $   14,566     $   65,073    $    14,566
---------------------------------------------------------------------------------------------------------------

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